Exhibit 7.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Year Ended
	October 31, 2006	October 31, 2007	November 2, 2008
Fixed charges (1)
Interest expense	$121	$105	$82
Amortization of debt issuance costs and	22	4	4
Portion of rental expense representative of interest (2)	4	3	4

Total fixed charges	147	112	90

Earnings
Income (loss) from continuing operations before income taxes	(225)	(212)	60
Fixed charges per above	147	112	90

Total earnings	(78)	(100)	150

Deficiency of earnings to fixed charges	$(225)	$(212)	$—

Ratio of earnings to fixed charges	—	—	1.7

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.
(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.